Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of November, 2007

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	3Q07 Earnings Release
2.	Minutes of Meeting of the Board of Directors (10/2007)

Item 1

São Paulo, November 7, 2007 - Ultrapar Participações S.A. (BOVESPA: UGPA4 / NYSE: UGP), a company engaged in fuels distribution (Ultragaz/Ipiranga), in the production of chemicals (Oxiteno), as well as in integrated solutions for special bulk cargo (Ultracargo), hereby reports its results for the third quarter of 2007.

Investor Relations
E-mail: invest@ultra.com.br
Telefone: 55 11 3177-7014
Website: www.ultra.com.br

Results Conference Calls
National Conference Call
Date: November 9, 2007
8 a.m. (US EST)
Telephone for connection: 55 11 2188-0188
Code: Ultrapar

International Conference Call
Date: November 9, 2007
10 a.m. (US EST)
Participants in Brazil: 0-800-891-3951
Participants in the US: 1-800-418-6854
International Participants: 1 (973) 935-8893
Code: Ultrapar ou 9333315

Ultrapar Participações S.A.
UGPA4 = R$ 71.05/ share
UGP = US$ 38.73/ ADR
(09/30/07)

The investments we have made, together with a good performance of the Brazilian economy, continued to generate operational growth in Ultrapar businesses in the third quarter of 2007. Consolidated EBITDA totalled R$ 218 million, up 38% compared to the same period in 2006.

➢ VOLUME AT OXITENO INCREASED BY 8% COMPARED TO 3Q06 AND 10% IN THE FIRST NINE MONTHS OF THE YEAR, WITH PARTICULARLY STRONG GROWTH IN SPECIALTY CHEMICALS VOLUME

➢ AVERAGE VOLUME STORED IN M³ AT ULTRACARGO INCREASED BY 18% COMPARED TO 3Q06 AND 17% IN THE FIRST NINE MONTHS OF THE YEAR

➢ ULTRAPAR MOVES FORWARD TO THE PENULTIMATE STAGE OF THE ACQUISITION PROCESS OF THE IPIRANGA GROUP

➢ OXITENO STRENGTHENS ITS LEADERSHIP IN THE AMERICAS WITH THE OPENING OF A SALES OFFICE IN THE UNITED STATES AND AN ACQUISITION IN VENEZUELA

➢ ULTRAGAZ STRENGHTHENS ITS PRESENCE IN THE NORTH AND NORTH EAST OF BRAZIL AND EXPANDS ITS PRODUCTS PORTFOLIO

“ In this quarter we continued to present operational growth in all our businesses, particularly Oxiteno and Ultracargo, strengthening our leadership in the markets in which we operate and in which we aim to continue to expand rapidly. Additionally we have taken another important step in the acquisition of Ipiranga, with the auctions for the tag along tender offers of DPPI and RPI on October 22, the auction for the tag along tender offer of CBPI being set for November 8, thus completing the second phase of this acquisition process.”

Pedro Wongtschowski – CEO

Summary of the Third Quarter 2007

In April 2007 Ultrapar acquired the control of various companies in Ipiranga Group, ending up with (i) the fuel and lubricant distribution businesses in the South and Southeast of Brazil and related activities, (ii) EMCA - Empresa Carioca de Produtos Químicos, a producer of white mineral oils and special fluids, and (iii) a stake in the refinery operations. The financial statements of Ultrapar consolidate all the businesses acquired from 2Q07 onwards. The references to Ipiranga refer to the fuel and lubricant distribution businesses acquired in the South and Southeast and related activities, as well as EMCA. Except where otherwise mentioned, Ultrapar's financial statements in periods prior to 2Q07 do not include the operations acquired. With the purpose of providing a comparison basis for the analysis of the evolution in the performance of Ipiranga, unaudited financial statements for this company have been drawn up for periods prior to 2Q07 (“Ipiranga pro-forma figures”). For the same reason, when indicated, the figures for operations acquired have been included in all Ultrapar's financial statements relating to quarters prior to 2Q07 (“Ultrapar pro-forma figures”).

Profit and Loss Data Ultrapar Consolidated	3Q07	3Q06	2Q07	Δ (%) 3Q07vs.3Q06	Δ (%) 3Q07vs.2Q07	9M07	9M06	Δ (%) 9M07vs. 9M06

Net Sales and Services	6,163	1,295	6,181	376%	0%	13,518	3,590	277%
Gross Profit	479	265	477	80%	0%	1,179	701	68%
Operating Profit	137	112	145	22%	(5%)	349	261	34%
EBITDA	218	158	225	38%	(3%)	558	401	39%
Net Earnings	25	89	37	(72%)	(34%)	99	234	(58%)
Earnings per share*	0.30	1.09	0.46	(72%)	(34%)	1.22	2.87	(58%)
Amounts in R$ million (except EPS)
* Calculated based on the weighted average of the number of shares during the period

Operational Data - Ultragaz	3Q07	3Q06	2Q07	Δ (%) 3Q07vs.3Q06	Δ (%) 3Q07vs.2Q07	9M07	9M06	Δ (%) 9M07vs.9M06

Total Volume ('000 tons)	411	408	402	1%	2%	1,181	1,156	2%
Bottled	279	281	269	(0%)	4%	795	792	0%
Bulk	132	127	133	4%	(1%)	386	364	6%

Operational Data - Ipiranga	3Q07	3Q06 Pro-forma	2Q07	Δ (%) 3Q07vs.3Q06	Δ (%) 3Q07vs.2Q07	9M07 Pro-forma	9M06 Pro-forma	Δ (%) 9M07vs.9M06

Volume Total (mil m³)	2,860	2,705	2,753	6%	4%	8,187	7,827	5%
Diesel	1,711	1,672	1,665	2%	3%	4,894	4,799	2%
Gasoline	749	761	749	(2%)	(0%)	2,234	2,255	(1%)
Ethanol	252	135	194	86%	30%	631	364	73%
NGV	65	58	66	11%	(2%)	194	164	18%
Fuel oils and kerosene	47	47	44	2%	7%	133	155	(15%)
Lubricants and greases	36	32	34	13%	6%	102	90	13%

Operational Data - Oxiteno	3Q07	3Q06	2Q07	Δ (%) 3Q07vs.3Q06	Δ (%) 3Q07vs.2Q07	9M07	9M06	Δ (%) 9M07vs.9M06

Total volume ('000 tons)	162	149	147	8%	10%	453	413	10%
Sales in Brazil	104	109	112	(5%)	(7%)	327	290	13%
Sales outside Brazil	58	40	35	45%	64%	126	122	3%

Operational Data - Ultracargo	3Q07	3Q06	2Q07	Δ (%) 3Q07vs.3Q06	Δ (%) 3Q07vs.2Q07	9M07	9M06	Δ (%) 9M07vs.9M06

Effective storage ('000 m3)[1]	292	247	276	18%	6%	277	236	17%
Total kilometrage (million)	8.3	10.0	8.5	(17%)	(3%)	25.8	34.1	(25%)
1 monthly average

Macroeconomic Indicators	3Q07	3Q06	2Q07	Δ (%) 3Q07vs.3Q06	Δ (%) 3Q07vs.2Q07	9M07	9M06	Δ (%) 9M07vs.9M06

Exchange-rate average (R$/US$)	1.916	2.171	1.982	(12%)	(3%)	2.002	2.184	(8%)
Brazilian basic interest rate (CDI)	2.8%	3.5%	2.9%			9.0%	11.5%
Inflation in the period (IPCA)	0.9%	0.5%	0.8%			3.0%	2.0%

Highlights

➢
Significant progress made in the Ipiranga acquisition process– In April 2007 Ultrapar acquired the controlling stake of certain companies of the Ipiranga Group, becoming owner of (i) the fuels and lubricants distribution businesses in the South and Southeast of Brazil, together with related activities, (ii) EMCA - Empresa Carioca de Produtos Químicos, a producer of white mineral oils and special fluids, and (iii) a stake in the refinery operations. Ipiranga Group acquisition transaction is composed of four stages. The first stage was completed on April 18, with the acquisition of control by Ultrapar. We are currently in the process of completing the second stage, which is the mandatory tag along tender offers for the common shares of Refinaria de Petróleo Ipiranga S.A. (RPI), Distribuidora de Produtos de Petróleo Ipiranga S.A. (DPPI) and Companhia Brasileira de Petróleo Ipiranga (CBPI). On October 22, the auctions of the mandatory tag along tender offers were carried out for DPPI and RPI. 1,274,718 common shares of DPPI were purchased, an amount equivalent to 77% of the shares that were the object of the offering, and 2,771,781 common shares of RPI, an amount equivalent to 82% of the shares that were the object of the offering, with a total disbursement of R$ 441 million. Ultrapar stake in the mandatory tender offers of RPI and DPPI amounted to R$ 122 million, which was financed through the issuance in Brazilian capital markets of the second series of our simple non-convertible debentures at a cost of 102.5% of the CDI and a 1-year term. The auction for the tag along tender offer for CBPI common shares has been set for November 8, 2007. The total amount of the tag along tender offer for CBPI common shares is estimated at R$ 194 million, of which approximately R$ 54 million will be paid by Ultrapar.

➢
Oxiteno strengthens its position in the Americas– Oxiteno acquired in last September the shares of Arch Química Andina, C.A. (Arch) in Venezuela, a subsidiary of the American company Arch Chemicals, Inc. (USA). Arch is the sole producer of ethoxylates in Venezuela. Venezuela was the only ethylene oxide producing country in Latin America where Oxiteno did not have operations. This acquisition is aligned with the company's growth and internationalization strategy and is aimed at (i) strengthening the company presence in the Americas, representing the opportunity to exploit the Andean market, (ii) accessing raw material at competitive prices and (iii) expanding the ethoxylate production capacity in additional 70,000 tons/year. Once the procedural formalities are completed, the company’s name will be changed to Oxiteno Andina. The amount paid for the acquisition was US$ 7.6 million and Ultrapar estimates that operating at full capacity this subsidiary will generate annual net revenues of approximately US$ 60 million. Additionally, also in September, Oxiteno announced the opening of its first sales office in the United States. Oxiteno already exports to that country and a local presence is a factor that will leverage its growth in that market, particularly in specialty chemicals. The company expects to leverage on its technological knowledge and its commercial relationships and will eventually consider investing in maintaining local inventories and production.

➢
Ultragaz strengthens its presence in the North East and North of Brazil – Ultragaz will strengthen its presence in the North East and North of Brazil, selling LPG in the states of Maranhão and Pará, states where the company does not have relevant operations. This initiative aims to take advantage of the potential growth in these regions, where LPG consumption has been growing faster than Brazilian national average. In 2006, Pará and Maranhão consumed 248,000 tons of LPG. LPG per capita consumption in Maranhão and Pará is approximately 16 kg/year and 21 kg/year, respectively, compared to an average per capita consumption in Brazil of approximately 35 kg/year. Capital expenditures associated with this initiative are estimated at R$ 50 million over the next 4 years. This move, in addition to increasing the scale of the company's sales, will provide Ultragaz with a stronger position to face the competition.

➢
Ultragaz expands its special gas operations through sales of Dymethyl-ether (DME)– Ultragaz, which is already the leading supplier of butane and propane gas for use as propellant in the aerosol market, is to add a further gas to its portfolio in this segment, DME. Dymethyl-ether, or DME, is considered to be a differentiated product in the aerosol gas segment due to its lower formulating and packaging costs for our clients and due its environmental benefits. A large proportion of the propellants consumed in Brazil are currently imported and Ultragaz plans to capture part of this market through the substitution of imports. Ultragaz estimates that it will obtain additional volume of 30,000 tons and additional revenue of R$ 70 million from this product, once the project has matured. Sales are expected to begin in the second half of 2008.

➢
Ultracargo: growth in logistics demand in Brazil allows the expansion of its facilities– Ultracargo has announced the expansion of its storage capacity, in particular those at Santos and Aratu, basically as a result of the increased demand for imports and exports logistics in Brazil. These expansion projects will result in additional capacity of 117,000 m3 for the storage of liquid products, equivalent to approximately 35% of the company's current storage capacity, with investments estimated at R$ 110 million during 2008 and 2009.

Ultrapar In the Macroeconomic Scenario

Macroeconomic indicators released during the third quarter of 2007 confirmed the general optimism regarding economic activity in Brazil.  According to IBGE (Brazilian Institute of Geography and Statistics), Brazil's Gross Domestic Product – GDP grew 5% in the first half of 2007 when compared to the same period in 2006, with growth of 5% in industry and 7% in commerce. On the international front, funding liquidity picked up from September on, after a brief slow down as a result of the credit crisis in the US real-estate market, resulting in continued appreciation of the Brazilian Real (12% in 3Q07 compared to 3Q06).

The stronger performance of Brazilian economy in 2007 has positively influenced the volume sold in the Brazilian LPG market, which grew by 3% on average in the first six months of the year, compared to the same period in the year before. In the third quarter of the year LPG market growth rate dropped to 2% in sales volume, leading to a temporary increase in the level of competition of the market, which negatively impacted Ultragaz's EBITDA in 3Q07, which amounted to R$ 62 million, compared to R$ 89 million reported in 3Q06. EBITDA at Ultragaz totalled R$ 200 million for the first 9 months of the year, 10% lower than the amount reported in the same period in 2006 basically due to 3Q07 results.

The 25% increase in August of the total stock of credit in the Brazilian financial system, compared to the previous year, as well as the reduction in Brazilian basic interest rates and the improvement in Brazilian population income have been contributing to successive record vehicle sales. Sales of vehicles accumulated up to the end of September this year amounted to 3 million, an increase of 30% compared to the same period in 2006. The good performance in the automotive sector continued to contribute to the increase in fuel consumption. In 3Q07 the volume sold by Ipiranga grew by 6% compared to 3Q06. The increase in volume sold and the improvements in the legislation and inspection enforcement measures implemented in the sector led to better margins in the industry and resulted in EBITDA of R$ 106 million in 3Q07, 40% higher than the pro-forma EBITDA in 3Q06. For the first nine months of 2007 pro-forma EBITDA for Ipiranga amounted to R$ 308 million, up 23% compared to the same period in 2006.

At Oxiteno, the improved performance of the economy, the investments in expansion of its specialty chemicals production capacity, commercial initiatives implemented and the development of new products resulted in an 8% increase in volume sold in 3Q07, compared to 3Q06, with a higher proportion of specialty chemicals sales over total volume sold. Despite the increase in volume sold, the impact of the 12% appreciation in the Brazilian Real on Oxiteno’s revenues and the increase in its cost of raw materials, particularly the 12% higher ethylene cost in dollar per ton, had a negative impact on Oxiteno's EBITDA, which amounted to R$ 36 million in 3Q07, down 40% compared to 3Q06. The company presented an improved performance quarter-over-quarter, not only in volume terms, which grew by 10%, but also in terms of EBITDA margin, which increased by 17% compared to 2Q07. For 9M07 EBITDA at Oxiteno totalled R$ 106 million, down 27% compared to the same period in 2006.

At Ultracargo, the improved performance at the Suape, Santos and Aratu terminals contributed to a 43% increase in EBITDA compared to 3Q06, rising to a total of R$ 12 million in 3Q07. In 9M07, EBITDA at Ultracargo amounted to R$ 36 million, up 24% compared to 9M06.

Ultrapar's consolidated EBITDA amounted to R$ 218 million in 3Q07, up 38% compared to 3Q06. For 9M07, Ultrapar's EBITDA totalled R$ 558 million, up 39% compared to 9M06.

Quarterly EBITDA
R$ million

Operational Performance

Ultragaz – The Brazilian LPG market expanded by 2% in 3Q07 when compared to 3Q06, reflecting the improvement in Brazilian economy and the increase in Brazilian population income, a slower growth pace in comparison to the first six months of the year, when market expanded by 3%. Ultragaz's sales volume totalled 411,000 tons, a 1% growth over the volume sold in 3Q06. Ultragaz's sales in the bulk gas segment showed a 4% increase (5,000 tons) in 3Q07, compared to 3Q06, as a consequence of winning new clients as well as the improved Brazilian economic scenario. In the bottled segment Ultragaz´s volume sold remained stable in comparison to 3Q06, in 279,000 tons. Compared to 2Q07, sales volume at Ultragaz rose by 2% due to seasonally stronger sales between the periods. In 9M07 Ultragaz reported total sales volume of 1,181,000 tons, 2% higher than in the same period in 2006.

Sales Volume – Ultragaz (in ‘000 tons)

Ipiranga – The expansion in the vehicles market and the improvements made to legislation and inspection implemented in the sector, for example ANP resolution Nº 07, the implementation of CODIF/Passe Fiscal and the addition of colorant to anhydrous ethanol, all had a positive influence on Ipiranga’s sales volume, which amounted to 2,860,000 cubic metres in 3Q07, up 6% compared to 3Q06 pro-forma figures. Main highlights in 3Q07 were (i) the volume of gasoline, ethanol and NGV (natural gas for vehicles), which showed a 12% increase (110,000 cubic metres) as a result of the expansion in Brazil's vehicle fleet, particularly of flex-fuel vehicles, the improvements implemented in the sector and the investments made by the company in the expansion of its NGV service stations network and (ii) the volume of diesel, which increased by 2% in the period (39,000 cubic metres), as a consequence of increased economic activity. Compared to 2Q07, Ipiranga showed a 4% increase in sales volume (107,000 cubic metres), reflecting the seasonal variation between the periods and the 30% increase (58,000 cubic meters) in ethanol sales, the latter related to improvements made to legislation in the sector and the record sugarcane harvest in 2007. In 9M07 pro-forma Ipiranga's total sales amounted to 8,187,000 cubic metres, 5% higher than in the same period in 2006.

Sales volume – Ipiranga (‘000 m³)

Oxiteno – Total sales volume at Oxiteno in 3Q07 amounted to 162,000 tons, up 8% (12,000 tons) and 10% (15,000 tons) on 3Q06 and 2Q07, respectively, due to the increase in specialty chemicals sales volume in the domestic market, which were 15% and 9% higher than the volumes in 3Q06 and 2Q07, respectively, as a result of investments made in production capacity expansions. Increase in specialty chemicals sales volume took place in almost all segments, with particularly strong growth in the cosmetics & detergents, paints & varnishes and agrochemicals segments. Volume sales growth was also derived from gains in market share through the development of new products. Sales of commodities were down 73% (18,000 tons) and 70% (16,000 tons) when compared to 3Q06 and 2Q07, respectively, as a result of the interruption in operations of two PET industrial plants in Brazil, leading to a 5% and 7% drop in total Oxiteno sales volume to the domestic market compared to 3Q06 and 2Q07. Volume sold outside Brazil amounted to 58,000 tons, up 45% (18,000 tons) and 64% (23,000 tons) compared to 3Q06 and 2Q07, respectively, basically as a result of higher glycol exports and to a lesser extent to the increase in sales by Oxiteno Mexico and the acquisition of Oxiteno Andina. For 9M07 Oxiteno reported total sales volume of 453,000 tons, up 10% on the same period in 2006.

Sales Volume – Oxiteno (‘000 tons)

Ultracargo – In 3Q07, average storage volumes at Ultracargo, as measured in cubic metres, were 18% higher than in 3Q06, basically due to the expansion of the Suape and Aratu terminals, and the increase in operations at the Santos Intermodal Terminal - TIS. When compared to 2Q07 average storage volume presented a 6% increase as a result of the expansion at the Aratu terminal and a higher capacity utilization at TIS. Total kilometrage travelled was down 17%

compared to 3Q06, basically as a consequence of Ultracargo's decision to concentrate its operations on the provision of differentiated services. Compared to 2Q07, total kilometrage travelled remained practically unchanged. In 9M07, Ultracargo recorded an overall increase of 17% in average storage volume, as measured in cubic metres, and a 25% reduction in total kilometrage travelled.

m³ stored ('000)	Kilometrage travelled (million)

Economic-Financial Performance

Net Sales and Services – Ultrapar's net sales and services amounted to R$ 6,163 million in 3Q07, 376% up on the net sales in 3Q06, due to Ipiranga´s acquisition, and in line with sales in 2Q07. Compared with pro-forma figures for Ultrapar in 3Q06, net sales were almost unchanged. In 9M07 Ultrapar's net sales amounted to R$ 13,518 million, up 277% compared to 9M06, as a result of the addition of Ipiranga revenues from 2Q07 on.

Net Sales and Services (in R$ million)

Ultragaz – Net sales and services at Ultragaz amounted to R$ 809 million in 3Q07, down 1% compared to 3Q06, as a consequence of the increased competition in the LPG market in this third quarter. Compared to 2Q07, net sales showed an increase of 1%, basically as a consequence of the seasonal increase in sales volume. In 9M07, Ultragaz's net sales amounted to R$ 2,342 million, up 2% compared to 9M06.

Ipiranga – Net sales at Ipiranga amounted to R$ 4,878 million in 3Q07, stable when compared to Ipiranga pro-forma net sales in 3Q06, but down 2% when compared to 2Q07. Despite the increase in sales volume net sales were impacted by the variation in the prices of anhydrous and hydrated ethanol, as a consequence of the record Brazilian sugarcane harvest in 2007, as well as the reduction in the rate of ICMS (Brazilian value added tax) in the state of Rio Grande do Sul. In 9M07 pro-forma, net sales for Ipiranga totalled R$ 14,382 million, a 2% increase compared to the pro-forma net sales figures for Ipiranga in 9M06.

Net sales breakdown by product– Ipiranga

Oxiteno – Oxiteno's net sales amounted to R$ 421 million in 3Q07, down 3% compared to 3Q06. The 8% increase in volume sold and the increased proportion of specialty chemicals were offset by the appreciation of 12% of the Brazilian Real against the US Dollar. In addition revenues in 3Q06 were benefited by an extraordinary gain of R$ 3.3 million as a result of technology sales. Compared to 2Q07, net sales were up 9% as a consequence of the 10% increase in sales volume – the 3% appreciation of the Brazilian Real was partially offset by the increase in average prices in US dollars. Net sales in 9M07 amounted to R$ 1,205 million, a 4% increase when compared to 9M06.

Ultracargo – Ultracargo reported net revenue of R$ 59 million in 3Q07, up 7% and 4% compared to 3Q06 and 2Q07, as a consequence of (i) the expansion in storage operations at the Suape, Aratu and Santos terminals and (ii) the new internal logistics operations, with Petrolog acquisition in 2Q07, and the winning of new clients in this segment. In 9M07, Ultracargo's net revenues totalled R$ 171 million, unchanged compared to the same period in 2006.

Cost of Sales and Services – Ultrapar's cost of sales and services amounted to R$ 5,684 million in 3Q07, up 452% on 3Q06, basically due to the acquisition of Ipiranga, and in line with 2Q07 figures. Compared to pro-forma figures for Ultrapar in 3Q06 cost of sales and services would have remained stable. In 9M07 Ultrapar's cost of sales and services amounted to R$ 12,339 million, a 327% increase compared to 9M06, as a result of the additional costs of Ipiranga operations from 2Q07.

Ultragaz – Costs of products sold at Ultragaz amounted to R$ 694 million in 3Q07, up 3% and 4% compared to 3Q06 and 2Q07, respectively, basically due to (i) increased sales volume; (ii) higher costs associated with bringing UltraSystem up to new safety standards, (iii) higher costs associated to the maintenance of LPG bottles and (iv) inflationary effects on costs mainly related to personnel and freight costs. In 9M07 Ultragaz's cost of products sold amounted to R$ 1,982 million, a 3% increase compared to 9M06.

Ipiranga – Ipiranga's cost of products sold amounted to R$ 4,613 million in 3Q07, unchanged compared to the Ipiranga Pro-forma in 3Q06. Despite the increase in volume sold, costs remained unchanged as a consequence of the reduction in the cost of ethanol, due to the record sugarcane harvest in 2007 and due to the reduction in the rate of ICMS tax in the state of Rio Grande do Sul. Compared to 2Q07, Ipiranga’s cost of products sold was down 2%, due to the drop in the cost of ethanol. In 9M07, on a pro-forma basis, Ipiranga's cost of products sold amounted to R$ 13,614 million, up 2% compared to pro-forma figures for 9M06.

Oxiteno – Oxiteno's cost of sales in 3Q07 amounted to R$ 346 million, a 4% increase compared to 3Q06 basically as a consequence of the 8% rise in volume sold and higher unit costs, particularly the increase in the unit cost of ethylene in US dollars, partially offset by the 12% appreciation in the Brazilian Real. Compared to 2Q07, there was a 9% increase in Oxiteno's cost of sales and services basically as a consequence of increased sales volume. In 9M07 Oxiteno's cost of sales and services totalled R$ 977 million, 9% higher than the figure reported in 9M06.

Ultracargo – The cost of services provided by Ultracargo in 3Q07 amounted to R$ 36 million, up 3% compared to the same quarter in 2006, and up 6% compared to 2Q07, basically as a consequence of an increase in the storage and internal logistics operations. In 9M07 cost of services provided by the company amounted to R$ 104 million, down 6% compared to 9M06, basically because of the reduction in transport operations.

Sales, General and Administrative Expenses – Ultrapar's sales, general and administrative expenses amounted to R$ 342 million in 3Q07, 122% higher than that reported in 3Q06, as a consequence of the consolidation of Ipiranga’s figures. Compared to 2Q07, sales, general and administrative expenses increased by 2%. Compared to pro-forma figures for Ultrapar in 3Q06, sales, general and administrative expenses would have remained unchanged. For the first nine months of the year, Ultrapar's sales, general and administrative expenses totalled R$ 835 million, up 89% compared to the same period in 2006, as a result of the consolidation of Ipiranga’s figures from 2Q07 onwards.

Ultragaz – Ultragaz's sales, general and administrative expenses amounted to R$ 83 million in 3Q07, remaining flat in relation to 3Q06, basically due to operational improvements implemented and lower profit-sharing payments, which offset increases resulting from salary increases, as a consequence of annual collective wage agreements, and increased marketing expenses. Compared to 2Q07, sales, general and administrative expenses increased by R$ 2.7 million, or 3%, basically a result of the 2% increase in volume sold and of expenses related to Ultragaz's 70th anniversary institutional campaign. In 9M07, sales, general and administrative expenses amounted to R$ 250 million.

Ipiranga – Sales, general and administrative expenses at Ipiranga amounted to R$ 179 million in 3Q07, up 2% and 3% compared to 3Q06 pro-forma and 2Q07, principally as a consequence of (i) higher marketing expenses related to projects such as Cartão Ipiranga Carbono Zero (Free Carbon Credit Card), 3,000 tanks, Clube VIP and Clube do Milhão, and (ii) the increase in volume sold, principally impacting freight expenses. In 9M07 pro-forma sales, general and administrative expenses totalled R$ 531 million, up 4% on the pro-forma figures for 9M06.

Oxiteno – Oxiteno's sales, general and administrative expenses totalled R$ 52 million in 3Q07, 5% lower than in 3Q06, as a consequence of (i) R$ 1.8 million in extraordinary expenses incurred in 3Q06 mainly related to the sale of technology, and (ii) lower profit-sharing expenses. Compared to 2Q07, there was a 1% drop in sales, general and administrative expenses, principally due to the reduction in commission expenses paid to sales agents abroad, due to the opening of sales offices in the US and Argentina, and a reduction in the administrative staff. In 9M07, general expenses totalled R$ 160 million, up 3% compared to 9M06.

Ultracargo – Sales, general and administrative expenses at Ultracargo totalled R$ 17 million in 3Q07, unchanged on 3Q06 and 2Q07, due to a reduction in expenses in the transport segment, offset by an increase in expenses related to storage and internal logistics operations. In 9M07, sales, general and administrative expenses amounted to R$ 51 million, down 5% compared to 9M06.

EBITDA – Ultrapar reported earnings before interest, taxes, depreciation and amortization (EBITDA) of R$ 218 million in 3Q07, an increase of 38% compared to 3Q06, but down 3% compared to 2Q07. Compared to pro-forma figures for Ultrapar in 3Q06, EBITDA would have shown a 6% decrease. In 9M07 Ultrapar's EBITDA amounted to R$ 558 million, up 39% on 9M06, as a result of the consolidation of Ipiranga’s EBITDA from 2Q07.

EBITDA (in R$ million)

Ultragaz – Ultragaz reported EBITDA of R$ 62 million in 3Q07, down 30% compared to 3Q06, and down 20% on 2Q07, the result of a temporary increase in the level of competition in the LPG market in 3Q07, combined with inflationary effects on distribution costs, higher costs associated with UltraSystem to bring it up to new safety standards and higher costs associated to the maintenance of LPG bottles. In the first nine months of 2007 Ultragaz's EBITDA amounted to R$ 200 million, 10% lower than in the same period in 2006.

Ipiranga – Ipiranga reported EBITDA of R$ 106 million in 3Q07, up 40% compared to the pro-forma figure for 3Q06 basically as a result of increased sales volume, the improvements in legislation and inspection enforcement measures implemented in the sector, as well as the effects derived from the record levels of sugarcane harvest in 2007. Compared to 2Q07, EBITDA remained practically unchanged - the increase in gross profit was offset by a concentration of expenses in advertising and marketing in 3Q07. In 9M07 Ipiranga's pro-forma EBITDA amounted to R$ 308 million, up 23% on pro-forma figures for 9M06.

Oxiteno – EBITDA at Oxiteno totalled R$ 36 million in 3Q07, down 40% compared to 3Q06, basically due to the appreciation in the Brazilian Real, and the increase in raw material costs, particularly ethylene. Compared to 2Q07, EBITDA was up 27%, basically as a result of increased sales volume. In addition to the increase in EBITDA quarter-on-quarter, Oxiteno reported growth in EBITDA margin per ton, increasing from US$ 96/ton in 2Q07 to US$ 115/ton in 3Q07.  For 9M07 Pro-forma, EBITDA at Oxiteno totalled R$ 106 million, 27% lower than that reported in 9M06.

Ultracargo – Ultracargo reported EBITDA of R$ 12 million, up 43% on 3Q06, and in line with 2Q07, the result of increased operations in storage and internal logistics segments. In 9M07 Ultracargo's EBITDA amounted to R$ 36 million, up 24% compared to 9M06.

Financial Result – Ultrapar's presented net financial expenses of R$ 30 million in 3Q07, compared to net financial expenses of R$ 3 million in 3Q06. Financial result in 3Q07 reflects the increase in Ultrapar’s net debt as a consequence of the first payment related to Ipiranga acquisition. The company ended the quarter with net debt position of R$ 1,278 million, compared to a net cash (net of debt) position of R$ 142 million in 3Q06.

Benefit of Tax Holidays – In December 2006, the income tax exemption enjoyed by Oxiteno’s unit at Camaçari expired and a request was filed with the ADENE (Northeast Development Agency), responsible for the management of this incentive program, asking for a 75% reduction in income tax until 2016, which was deferred on May 25, 2007. On July 3, 2007, the report issued by ADENE was sent to the Federal Tax Authorities for approval. On October 31, 2007 the time limit for approval by the Federal Tax Authorities expired, the company becoming automatically entitled to receive the full benefit of the requested reduction from that date, being this benefit applicable retroactively on the results reported from January 1st, 2007 on. However, at the end of this quarter, no tax reduction has been considered for Oxiteno's unit at Camaçari. Should the tax benefit had been obtained since January 1st, 2007, total expense with income tax and social contribution would have been reduced by R$ 15.4 million, R$ 7.0 million referring to the tax benefit in 3Q07.

Minority Interest – Minority interest on Ultrapar results amounted to R$ 52 million in 3Q07, reflecting the stake held by minority shareholders at Ipiranga. As of September 30, 2007 Ultrapar held 11.52% of CBPI total shareholders capital and 32.45% of DPPI total shareholders capital. After the completion of the stages of Ipiranga acquisition transaction, under the terms of the material notice released on March 19, 2007, Ultrapar shall hold 100% of CBPI and DPPI capital.

Goodwill on the acquisition of Ipiranga – The acquisition of the controlling stake in Ipiranga resulted in a goodwill of R$ 425 million, which is being amortised over a period of 10 years. In 3Q07, the amortisation of this goodwill amounted to R$ 10.5 million.

Net earnings – Ultrapar's net consolidated earnings in 3Q07 amounted to R$ 25 million, 72% lower than the net earnings reported in 3Q06 and 34% lower than the figure reported in 2Q07, basically because of the effects related to financial results, tax incentives, the goodwill from the acquisition of Ipiranga and minority interests on Ipiranga.

Investments – Total investments, net of asset disposals and customers financing repayments, amounted to R$ 252 million in 3Q07, distributed as follows:

•	At Ultragaz, R$ 35 million, spent basically on the acquisition of LPG cylinders and tanks as well as renewal and maintenance of LPG filling plants.

•	At Ipiranga, R$ 56 million was spent in the renewal and operational improvement of the company's service stations and distribution facilities, as well as investments related to information technology. Of the total investment, R$ 20 million referred to addition of property, plant and equipment, net of disposals, R$ 26 million were directed to financing customers activities[1], net of repayments, and R$ 10 million referred to leased equipment.

•
At Oxiteno, the R$ 121 million spend was basically directed to the company's production capacity expansion projects, particularly the building of the fatty alcohol plant, the expansion of specialty chemical production capacity and the expansion of ethylene oxide production capacity at Mauá facilities.

•	Ultracargo allocated its investment of R$ 11 million in the expansion of the Aratu terminal for the storage of palm kernel oil, and in the maintenance of its storage and support terminals.

•	Acquisitions amounted to R$ 27 million in 3Q07, which basically included the acquisition of Arch Química Andina by Oxiteno and the buyback of shares issued by Ultrapar to be held in treasury.

			Total investment, net of disposals and repayments R$ million
Investment in PP&E and deferred charges* 3T07	R$ million	% of total
Ultragaz	35	18%
Ipiranga	20	10%
Oxiteno	121	64%
Ultracargo	11	6%
Ultrapar parent company	2	1%
Ultrapar	190	100%
*Net of disposals

Economic-Financial Performance

Ultrapar's shares appreciated by 10% and 17% during 3Q07 on Bovespa and the NYSE, respectively. In this same period, the Bovespa Index and the Dow Jones Index appreciated by 11% and 4%, respectively. In the first nine months of the year Ultrapar's shares appreciated by 45% on Bovespa and 68% on the NYSE, while the Bovespa Index and the Dow Jones Index appreciated by 36% and 11%, respectively. Average daily trading volume in Ultrapar's shares amounted to R$ 11.5 million/day in 3Q07, compared to R$ 3.3 million/day in 3Q06, including the volume on Bovespa and the NYSE. For the September year-to-date, Ultrapar's average daily trading volume amounted to R$ 12.5 million/day, compared to R$ 4.3 million/day in the same period in 2006.

Price of UGPA4 vs. Ibovespa 9M07 Base 100	Average Daily Trading Volume (R$million)

1 Financing and customer bonuses are included under working capital in the cash flow statement

Outlook

Ultrapar continues optimistic with regard to the outlook for its businesses, based on its investments in differentiated products, access to competitive raw material and increase in operational leverage. At Oxiteno, the completion of expansion projects should provide increased operational leverage. At Ultragaz, expansion in the North of Brazil and the improvement in the Brazilian population income should result in higher sales volume. At Ultracargo, the continued growth in export infrastructure and its focus on specialist logistics, have enabled the expansion of its operations. At Ipiranga, the growth in fuel distribution seen during 2007 reinforces our conviction about the correctness of the decision in making this acquisition.

Forthcoming events

Conference Call/ Webcast for market analysts: November 9, 2007

Ultrapar will be holding conference calls for analysts on November 9, 2007, to comment on the company's performance in the third quarter of 2007 and the future outlook. The presentation will be available for download on the company website one hour prior to the conference calls.

National: 11 a.m. (local time) / 8 a.m. (US Eastern Standard Time – NY)

For connection please call 5 minutes before the conference call on telephone number 55 11 2188-0188
Code: Ultrapar

International: 1 p.m. (local time) /10 a.m. (US Eastern Standard Time - NY)

Participants in Brazil: 0-800-891-3951
Participants in the USA: 1-800-418-6854
International participants: 1 (973) 935-8893
Code: 9333315

WEBCAST live by Internet on site www.ultra.com.br.  Please connect 15 minutes in advance.

This document may contain forecasts of future events. Such predictions merely reflect the expectations of the Company's management. Words such as:  "believe", "expect", "plan", "strategy", "prospects", "envisage", "estimate", "forecast", "anticipate", "may" and other words with similar meaning are intended as preliminary declarations regarding expectations and future forecasts. Such declarations are subject to risks and uncertainties, anticipated by the Company or otherwise, which could mean that the reported results turn out to be significantly different from those forecast. Therefore, the reader should not base investment decisions solely on these estimates.

Operational and Market Information

Financial Focus	3Q07	3Q06	2Q07	9M07	9M06
EBITDA margin Ultrapar	4%	12%	4%	4%	11%
Net margin Ultrapar	0%	7%	1%	1%	7%

Productivity	3Q07	3Q06	2Q07	9M07	9M06
EBITDA R$/ton Ultragaz	151	219	194	170	192
EBITDA R$/m3 Ipiranga[1]	31	23	32	32	28
EBITDA R$/ton Oxiteno	219	393	190	233	353

Focus on Human Resources	3Q07	3Q06	2Q07	9M07	9M06
Number of Ultrapar employees	9,684	6,838	9,567	9,684	6,838
Number of Ultragaz employees	4,479	4,360	4,475	4,479	4,360
Number of Ipiranga[2]employees	2,342	2,383	2,367	2,342	2,383
Number of Oxiteno employees	1,460	1,249	1,345	1,460	1,249
Number of Ultracargo employees	1,186	1,014	1,160	1,186	1,014

Focus on Capital Markets	3Q07	3Q06	2Q07	9M07	9M06
Number of shares (million)	81,325	81,325	81,325	81,325	81,325
Market Capitalisation[3]– R$million	5,294	2,906	4,997	4,867	2,870
Bovespa
Average daily volume ('000 shares)	111,152	55,730	132,400	122,683	62,432
Average daily volume (R$ '000)	7,258	1,989	8,180	7,340	2,194
Average share price (R$ / share)	65.3	35.7	61.8	59.8	35.2
NYSE
Number of ADRs[4] ('000 ADRs)	9,992	11,795	10,702	9,992	11,795
Average daily volume (ADRs)	64,725	37,732	126,538	85,794	60,771
Average daily volume (US$ '000)	2,194	622	3,899	2,584	988
Average share price (US$ / ADRs)	33.9	16.5	30.8	30.1	16.3
Total[5]
Total average daily volume ('000 shares)	175,878	93,461	258,938	208,477	123,202
Average daily volume (R$ '000)	11,450	3,340	15,909	12,476	4,348

All financial information is presented according to the accounting principles laid down in Brazilian Corporate Legislation (BR GAAP). All figures are expressed in Brazilian Reais, except for the amounts on page 21, which are expressed in US dollars and were obtained using the average rate of exchange (commercial dollar rate) for the corresponding periods.

For additional information please contact:
Investor Relations Department - Ultrapar Participações S.A.
(55 11) 3177-7014
invest@ultra.com.br
www.ultra.com.br

1 Just for the sales of fuels and lubricants.  The information for 2006 and 1Q07–this latter included in 9M07 –consists of pro forma figures, unaudited, inserted only to provide a basis of comparison
2 The information for 2006 and 1Q07–this latter included in 9M07 consists of pro forma figures for Ipiranga, unaudited, inserted only to provide a basis of comparison
3 Calculated based on the weighted average price in the period
4 1 ADR = 1 Preferred Share
5 Total = BOVESPA + NYSE

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	SEP	SEP	JUN
	2007	2006	2007
ASSETS
Cash and cash equivalents	1,527.9	1,061.3	1,521.9
Trade accounts receivable	1,294.3	390.8	1,260.9
Inventories	566.4	168.3	540.4
Other	336.7	143.4	319.9
Total Current Assets	3,725.3	1,763.8	3,643.1
Investments	46.2	31.0	38.9
Property, plant and equipment	2,180.0	1,113.8	2,066.3
Deferred charges	538.6	107.8	543.8
Long term investments	119.5	540.9	118.9
Other long term assets	479.3	177.4	444.4
Total Long Term Assets	3,363.6	1,970.9	3,212.3

TOTAL ASSETS	7,088.9	3,734.7	6,855.4

LIABILITIES
Loans and financing	564.9	120.9	302.7
Debentures	1,017.2	3.1	1,015.3
Suppliers	453.7	81.1	450.7
Payroll and related charges	120.8	79.3	105.3
Taxes	110.7	22.2	88.2
Other accounts payable	99.1	29.3	88.6
Total Current Liabilities	2,366.4	335.9	2,050.8
Loans and financing	993.5	1,036.1	1,149.1
Debentures	350.0	300.0	350.0
Income and social contribution taxes	26.7	25.0	26.5
Other long term liabilities	176.6	47.2	175.8
Total Long Term Liabilities	1,546.8	1,408.3	1,701.4
TOTAL LIABILITIES	3,913.2	1,744.2	3,752.2

STOCKHOLDERS' EQUITY
Capital	946.0	946.0	946.0
Capital reserve	0.8	0.5	0.7
Revalution reserves	12.0	13.5	12.3
Profit reserves	949.5	828.1	953.3
Retained earnings	100.1	169.2	75.2
Total Stockholders' Equity	2,008.4	1,957.3	1,987.5
Minority Interests	1,167.3	33.2	1,115.7
TOTAL STOCKHOLDERS' EQUITY & M.I.	3,175.7	1,990.5	3,103.2

TOTAL LIAB. AND STOCKHOLDERS' EQUITY	7,088.9	3,734.7	6,855.4

Cash and Long term investments	1,647.4	1,602.2	1,640.8
Debt	2,925.6	1,460.1	2,817.1
Net cash (debt)	(1,278.2)	142.1	(1,176.3)

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED STATEMENT OF INCOME
In millions of reais (except per share data) - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	SEP	SEP	JUN	SEP	SEP
	2007	2006	2007	2007	2006

Net sales and services	6,162.8	1,295.2	6,181.1	13,518.0	3,590.3

Cost of sales and services	(5,684.2)	(1,029.9)	(5,704.2)	(12,339.3)	(2,889.3)

Gross profit	478.6	265.3	476.9	1,178.7	701.0

Operating expenses
Selling	(139.6)	(51.3)	(124.6)	(317.4)	(144.9)
General and administrative	(138.5)	(72.0)	(146.1)	(355.4)	(205.0)
Depreciation and amortization	(64.4)	(30.8)	(65.6)	(161.8)	(91.9)

Other operating income (expenses)	0.8	0.7	4.2	4.9	1.8

Income before equity and financial
results	136.9	111.9	144.8	349.0	261.0

Financial results	(30.0)	(2.9)	(27.3)	(65.2)	31.9
Financial income	34.8	43.5	37.1	103.7	117.3
Financial expenses	(60.7)	(41.2)	(57.3)	(152.7)	(113.7)
Taxes on financial activities	(4.1)	(5.2)	(7.1)	(16.2)	28.3
Equity in earnings (losses) of affiliates
Affiliates	(0.1)	0.1	-	(0.2)	0.7

Nonoperating income (expense)	(1.0)	(7.7)	(1.1)	(2.9)	(20.9)

Income before taxes and profit sharing	105.8	101.4	116.4	280.7	272.7

Provision for income and social contribution tax	(31.3)	(26.6)	(32.0)	(86.7)	(81.5)
Benefit of tax holidays	3.4	15.3	3.3	9.5	46.1

Income before minority interest	77.9	90.1	87.7	203.5	237.3

Employees statutory interest	(1.7)	-	(2.8)	(4.5)	-
Minority interest	(51.6)	(1.3)	(47.5)	(99.8)	(3.6)

Net Income	24.6	88.8	37.4	99.2	233.7

EBITDA	218.1	158.2	225.3	558.5	400.8
Depreciation and amortization	82.8	46.3	83.3	213.9	139.8
Total investments, net of disposals and repayments	252.1	78.1	902.4	1,277.2	213.4

RATIOS

Earnings / share - R$	0.30	1.09	0.46	1.22	2.87

Net debt / Stockholders' equity	0.40	Na	0.38
Net debt / LTM EBITDA	1.47	Na	1.31
Net interest expense / EBITDA	0.14	0.02	0.12	0.12	Na
Gross margin	8%	20%	8%	9%	20%
Operating margin	2%	9%	2%	3%	7%
EBITDA margin	4%	12%	4%	4%	11%

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED CASH FLOW STATEMENT
In millions of reais - Accounting practices adopted in Brazil

	JAN - SEP
	2007	2006

Cash Flows from operating activities	348.4	356.2
Net income	99.2	233.7
Minority interest	99.8	3.6
Depreciation and amortization	213.9	139.8
Working capital	(28.2)	(57.9)
Financial expenses (A)	29.2	43.0
Deferred income and social contribution taxes	(46.0)	(15.9)
Other (B)	(19.5)	9.9

Cash Flows from investing activities	(1,228.1)	(213.4)
Additions to property, plant, equipment and deferred charges (C)	(496.0)	(212.2)
Acquisition of minority interests (D)	(732.1)	(1.2)

Cash Flows from (used in) financing activities	662.6	(164.2)
Short term debt, net	(138.9)	(204.9)
Issuance of debentures	675.0	-
Issuances	194.1	192.6
Related companies	(4.6)	(2.0)
Dividends paid (E)	(63.0)	(149.9)

Net increase (decrease) in cash and cash equivalents	(217.1)	(21.4)
Cash from acquired subsidiaries (F)	246.4	-

Cash and cash equivalents at the beginning of the period (G)	1,618.1	1,623.6

Cash and cash equivalents at the end of the period (G)	1,647.4	1,602.2

Supplemental disclosure of cash flow information
Cash paid for interest (H)	99.4	74.5
Cash paid for taxes on income (I)	60.9	24.0

(A)	Not including financial income. Comprised basically of financial expenses, in particular, exchange variations.
(B)	Comprised mainly cost of permanent asset sold and noncurrent assets and liabilities net.
(C)	Included ICMS on the Property, plant and equipment according to Law Complemental no. 102/2000.
(D)	Included R$ 676.4 of Ipiranga / Refinery acquisition, R$ 8.1 of Petrolog acquisition, R$ 24.8 of treasury shares and R$ 15.0 of Arch's acquisition.
(E)	Including dividends paid by Ultrapar and its subsidiaries.
(F)	The debt amount assumed of subsidiaries acquisition totalized R$ 675.3.
(G)	Included Long term investments.
(H)	Included in cash flow used in financing activities.
(I)	Included in cash flow from operating activities.

ULTRAGAZ PARTICIPAÇÕES LTDA.
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	SEP	SEP	JUN
	2007	2006	2007
OPERATING ASSETS
Trade accounts receivable	166.3	167.6	173.3
Trade accounts receivable - noncurrent portion	12.5	17.8	14.2
Inventories	36.8	27.6	36.7
Other	14.7	11.5	16.6
Property, plant and equipment	392.7	399.0	393.1
Deferred charges	89.3	79.1	83.2

TOTAL OPERATING ASSETS	712.3	702.6	717.1

OPERATING LIABILITIES
Suppliers	27.7	28.8	28.3
Payroll and related charges	41.0	41.6	38.3
Taxes	4.5	5.0	4.5
Other accounts payable	1.6	1.1	1.0

TOTAL OPERATING LIABILITIES	74.8	76.5	72.1

We start to include "Trade accounts receivable of long term" in the operating assets from 2Q07

ULTRAGAZ PARTICIPAÇÕES LTDA.
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	SEP	SEP	JUN	SEP	SEP
	2007	2006	2007	2007	2006

Net sales	809.4	817.0	797.6	2,342.4	2,292.3

Cost of sales and services	(693.8)	(673.3)	(669.7)	(1,981.8)	(1,919.2)

Gross profit	115.6	143.7	127.9	360.6	373.1

Operating expenses
Selling	(28.7)	(28.9)	(28.5)	(86.0)	(81.2)
General and administrative	(24.9)	(25.5)	(21.9)	(74.8)	(70.3)
Depreciation and amortization	(29.7)	(28.3)	(30.2)	(89.2)	(84.8)

Other operating results	-	(0.1)	0.4	0.5	0.5

EBIT	32.3	60.9	47.7	111.1	137.3

EBITDA	62.0	89.2	77.9	200.3	222.1
Depreciation and amortization	29.7	28.3	30.2	89.2	84.8

RATIOS

Gross margin	14%	18%	16%	15%	16%
Operating margin	4%	7%	6%	5%	6%
EBITDA margin	8%	11%	10%	9%	10%

IPIRANGA
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	SEP	SEP	JUN
	2007	2006	2007
OPERATING ASSETS
Trade accounts receivable	910.8	845.9	886.6
Trade accounts receivable - noncurrent portion	151.6	125.4	141.7
Inventories	296.7	305.8	289.0
Other	71.5	68.5	87.2
Property, plant and equipment	706.2	696.1	708.8
Deferred charges	-	1.4	0.2

TOTAL OPERATING ASSETS	2,136.8	2,043.1	2,113.5

OPERATING LIABILITIES
Suppliers	319.9	331.7	324.3
Payroll and related charges	43.6	49.5	35.8
Post-retirement benefits	74.6	83.9	74.9
Taxes	28.4	23.0	27.8
Other accounts payable	23.0	20.4	19.8

TOTAL OPERATING LIABILITIES	489.5	508.5	482.6

IPIRANGA
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	SEP	SEP	JUN	SEP	SEP
	2007	2006	2007	2007	2006

Net sales	4,877.5	4,860.1	4,958.8	14,382.3	14,094.0

Cost of sales and services	(4,613.0)	(4,634.0)	(4,702.4)	(13,613.7)	(13,409.3)

Gross profit	264.5	226.1	256.4	768.6	684.7

Operating expenses
Selling	(87.4)	(75.9)	(72.1)	(239.7)	(220.9)
General and administrative	(71.0)	(79.1)	(80.8)	(227.6)	(225.1)
Depreciation and amortization	(21.0)	(21.2)	(22.0)	(63.4)	(62.8)

Other operating results	(0.2)	2.8	2.7	5.8	9.6

EBIT	84.9	52.7	84.2	243.7	185.5

EBITDA	106.1	75.6	105.1	307.9	250.0
Depreciation and amortization	22.9	22.9	23.7	68.7	67.9
Employees statutory interest	1.7	-	2.8	4.5	3.4

RATIOS

Gross margin	5.4%	4.7%	5.2%	5.3%	4.9%
Operating margin	1.7%	1.1%	1.7%	1.7%	1.3%
EBITDA margin	2.2%	1.6%	2.1%	2.1%	1.8%

2006 information is pro forma, non audited, inserted with the sole purpose of providing a comparison base.

OXITENO S/A - INDÚSTRIA E COMÉRCIO
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	SEP	SEP	JUN
	2007	2006	2007
OPERATING ASSETS
Trade accounts receivable	192.3	208.6	180.5
Inventories	220.6	137.4	200.5
Other	136.2	87.3	122.2
Property, plant and equipment	844.1	502.5	734.1
Deferred charges	17.2	12.4	15.5

TOTAL OPERATING ASSETS	1,410.4	948.2	1,252.8

OPERATING LIABILITIES
Suppliers	102.2	48.9	89.0
Payroll and related charges	25.2	28.3	21.6
Taxes	8.7	13.5	15.9
Other accounts payable	9.2	2.1	3.8

TOTAL OPERATING LIABILITIES	145.3	92.8	130.3

OXITENO S/A - INDÚSTRIA E COMÉRCIO
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	SEP	SEP	JUN	SEP	SEP
	2007	2006	2007	2007	2006

Net sales	421.2	434.6	387.7	1,205.1	1,162.4

Cost of goods sold
Variable	(308.3)	(296.2)	(281.8)	(864.3)	(790.0)
Fixed	(28.2)	(27.2)	(27.4)	(82.9)	(78.7)
Depreciation and amortization	(9.8)	(9.3)	(9.8)	(29.5)	(28.0)

Gross profit	74.9	101.9	68.7	228.4	265.7

Operating expenses
Selling	(23.2)	(22.2)	(23.5)	(71.0)	(63.9)
General and administrative	(26.9)	(30.9)	(27.3)	(82.5)	(85.6)
Depreciation and amortization	(2.2)	(2.0)	(2.2)	(6.5)	(6.0)

Other operating results	1.0	0.6	0.3	1.3	1.2

EBIT	23.6	47.4	16.0	69.7	111.4

EBITDA	35.5	58.8	28.0	105.6	145.5
Depreciation and amortization	12.0	11.4	12.0	36.0	34.1

RATIOS

Gross margin	18%	23%	18%	19%	23%
Operating margin	6%	11%	4%	6%	10%
EBITDA margin	8%	14%	7%	9%	13%

ULTRACARGO PARTICIPAÇÕES LTDA.
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	SEP	SEP	JUN
	2007	2006	2007
OPERATING ASSETS
Trade accounts receivable	29.6	19.7	26.3
Inventories	3.9	3.3	3.8
Other	8.0	6.3	9.2
Property, plant and equipment	221.8	203.0	216.0
Deferred charges	6.6	9.2	8.5

TOTAL OPERATING ASSETS	269.9	241.5	263.8

OPERATING LIABILITIES
Suppliers	9.7	8.3	11.2
Payroll and related charges	10.3	9.3	8.9
Taxes	1.9	2.1	2.3
Other accounts payable	0.5	-	0.2

TOTAL OPERATING LIABILITIES	22.4	19.7	22.6

ULTRACARGO PARTICIPAÇÕES LTDA.
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	SEP	SEP	JUN	SEP	SEP
	2007	2006	2007	2007	2006
Net sales	59.3	55.3	57.0	170.6	172.1

Cost of sales and services	(36.5)	(35.6)	(34.4)	(104.0)	(110.1)

Gross profit	22.8	19.7	22.6	66.6	62.0

Operating expenses
Selling	(0.1)	(0.3)	(0.3)	(0.5)	0.2
General and administrative	(16.9)	(17.1)	(17.0)	(50.0)	(53.4)
Depreciation and amortization	(0.4)	(0.1)	(0.1)	(0.6)	(0.4)

Other operating results	-	0.1	0.8	0.7	0.1

EBIT	5.4	2.3	6.0	16.2	8.5

EBITDA	12.4	8.7	12.4	35.9	28.9
Depreciation and amortization	7.0	6.4	6.4	19.7	20.4

RATIOS

Gross margin	38%	36%	40%	39%	36%
Operating margin	9%	4%	11%	9%	5%
EBITDA margin	21%	16%	22%	21%	17%

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED INCOME STATEMENT
In millions of US dollars (except per share data) - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	SEP	SEP	JUN	SEP	SEP
(US$ millions)	2007	2006	2007	2007	2006
Net sales
Ultrapar	3,216.3	596.5	3,118.9	6,752.6	1,643.8
Ultragaz	422.4	376.3	402.5	1,170.1	1,049.5
Ipiranga	2,545.5	2,238.3	2,502.2	7,184.3	6,452.7
Oxiteno	219.8	200.2	195.6	602.0	532.2
Ultracargo	31.0	25.5	28.8	85.2	78.8

EBIT
Ultrapar	71.4	51.5	73.1	174.3	119.5
Ultragaz	16.9	28.0	24.1	55.5	62.9
Ipiranga	44.3	24.3	42.5	121.7	84.9
Oxiteno	12.3	21.8	8.1	34.8	51.0
Ultracargo	2.8	1.1	3.0	8.1	3.9

Operating margin
Ultrapar	2%	9%	2%	3%	7%
Ultragaz	4%	7%	6%	5%	6%
Ipiranga	2%	1%	2%	2%	1%
Oxiteno	6%	11%	4%	6%	10%
Ultracargo	9%	4%	11%	9%	5%

EBITDA
Ultrapar	113.8	72.9	113.7	279.0	183.5
Ultragaz	32.4	41.1	39.3	100.1	101.7
Ipiranga	55.4	34.8	53.0	153.8	114.5
Oxiteno	18.5	27.1	14.1	52.7	66.6
Ultracargo	6.5	4.0	6.3	17.9	13.2

EBITDA margin
Ultrapar	4%	12%	4%	4%	11%
Ultragaz	8%	11%	10%	9%	10%
Ipiranga	2%	2%	2%	2%	2%
Oxiteno	8%	14%	7%	9%	13%
Ultracargo	21%	16%	22%	21%	17%

Net income
Ultrapar	12.8	40.9	18.9	49.6	107.0

Net income / share (US$)	0.16	0.50	0.23	0.61	1.32
2006 information for Ipiranga is pro forma, non audited, inserted with the sole purpose of providing a comparison base.

ULTRAPAR PARTICIPAÇÕES S/A
LOANS, DEBENTURES, CASH AND MARKETABLE SECURITIES
In millions of reais - Accounting practices adopted in Brazil

LOANS AND DEBENTURES	Balance in September/2007							Index/	Interest Rate %
						Ultrapar	Ultrapar	Currency	Minimum	Maximum	Maturity
	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Other	Parent Company	Consolidated
Foreign Currency

Sindicated loan	-	111.9	-	-	-	-	111.9	US$	5.1	5.1	2008
Notes	113.2	-	-	-	-	-	113.2	US$	9.0	9.0	2020
Notes	469.0	-	-	-	-	-	469.0	US$	7.3	7.3	2015
Notes	-	-	-	105.5	-	-	105.5	US$	9.9	9.9	2008
Working capital loan	-	6.4	-	-	-	-	6.4	MX$ + TIIE (*)	1.0	1.0	2008
Foreign financing	-	22.1	-	-	-	-	22.1	US$ + LIBOR	2.0	2.0	2009
Financings for Property Plant and Equipment	-	20.8	-	-	-	-	20.8	MX$ + TIIE (*)	1.1	2.0	2009 to 2014
Financings for Property Plant and Equipment	-	5.5	-	-	-	-	5.5	US$ + LIBOR	1.1	1.1	2010
Financings for Property Plant and Equipment	-	1.5	-	-	-	-	1.5	US$ + LIBOR	1.0	1.0	2009
Financings for Property Plant and Equipment	-	-	-	3.0	-	-	3.0	US$ + LIBOR	1.5	1.5	2009
Import Financing (REFINIMP)	-	-	-	-	6.7	-	6.7	US$	7.4	7.4	2007
Advances on Foreign Exchange Contracts	-	46.3	-	7.5	-	-	53.8	US$	5.8	6.3	< 260 days
National Bank for Economic	4.6	0.2	2.1	0.4	-	-	7.3	UMBNDES(*)	8.5	10.8	2007 to 2011
and Social Development - BNDES	7.1	5.0	1.2	-	-	-	13.3	US$	7.5	10.7	2010 to 2013
Export prepayment, net of linked operations	-	6.5	-	-	-	-	6.5	US$	6.2	6.2	2008

Subtotal	593.9	226.2	3.3	116.4	6.7	-	946.5

Local Currency

National Bank for Economic	102.9	60.6	67.5	2.7	-	-	233.7	TJLP	1.8	4.9	2007 to 2013
and Social Development - BNDES	-	2.4	-	-	-	-	2.4	IGP-M	6.5	6.5	2008
Agency for Financing Machinery and Equipment (FINAME)	0.3	10.3	20.1	37.1	-	-	67.8	TJLP	2.7	5.1	2007 to 2011
Research and projects financing (FINEP)	-	64.4	-	-	-	-	64.4	TJLP	(2.0)	5.0	2009 to 2014
Debentures	-	-	-	-	-	1,014.8	1,014.8	CDI (*)	102.5	102.5	2008
Debentures	-	-	-	352.4	-	-	352.4	CDI (*)	103.8	103.8	2011
Banco do Nordeste do Brasil	-	94.8	-	-	-	-	94.8		9.8	11.5	2018
Financial institution	-	-	-	146.7	-	-	146.7	CDI (*)	100.0	100.0	2008
Debit balance	-	-	0.2	-	-	-	0.2		Free of charge		2007
Other	-	-	0.1	-	1.8	-	1.9	CDI (*)	107.0	107.0	2007

Subtotal	103.2	232.5	87.9	538.9	1.8	1,014.8	1,979.1

Total	697.1	458.7	91.2	655.3	8.5	1,014.8	2,925.6

Composition per Annum

Up to 1 Year	42.1	216.2	26.4	274.0	8.5	1,014.8	1,582.0
From 1 to 2 Years	29.8	46.4	27.9	134.4	-	-	238.5
From 2 to 3 Years	16.9	62.9	18.7	124.0	-	-	222.5
From 3 to 4 Years	15.8	34.4	7.9	121.1	-	-	179.2
From 4 to 5 Years	15.6	25.9	7.5	1.8	-	-	50.8
Thereafter	576.9	72.9	2.8	-	-	-	652.6

Total	697.1	458.7	91.2	655.3	8.5	1,014.8	2,925.6

(*) TJLP - Long Term Interest Rate / IGPM - Market General Price Index / UMBNDES - BNDES Basket of Currencies / TIIE - Interbank Interest Rate Even / CDI - interbank deposit rate

	Balance in September/2007
						Ultrapar	Ultrapar
	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Other	Parent Company	Consolidated

CASH AND LONG TERM INVESTIMENTS	37.4	1,115.6	73.3	366.9	2.9	51.3	1,647.4

Item 2

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly-Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF A MEETING OF THE BOARD OF DIRECTORS (10/2007)

Date, Time and Location:
November 7, 2007 at 2 p.m. at Company Headquarters, located at Av. Brigadeiro Luiz Antônio, Nº 1343– 9th floor, in the City and State of São Paulo.

Presence:
Members of the Company Board of Directors and Fiscal Council (in part of the meeting), duly signed:

Deliberated Matters:

1.
Having examined and discussed the Company's performance in the third quarter of the current year, the Board approved the corresponding financial statements and discussed the forecasts for the fourth quarter 2007.

2.
The Board Members discussed the strategy and progress of the next phases of Ipiranga project, more specifically the Share Exchange of the preferred shares of Refinaria de Petróleo Ipiranga S.A., Distribuidora de Produtos de Petróleo Ipiranga S.A. and Companhia Brasileira de Petróleo Ipiranga.

3.
Furthermore, members of the Board of Directors mentioned the receipt of letters sent by some investment funds that are minority shareholders of Companhia Brasileira de Petróleo Ipiranga, Distribuidora de Produtos de Petróleo Ipiranga S.A. and Refinaria de Petróleo Ipiranga S.A., referring to the Mandatory Tender Offers (tag along), Share Exchange of the  preferred shares of the said companies by the Company and the duties of the Directors in such transactions. The content of these letters was already discussed by the board of directors, which decided that the treatment given by the Executive Board to this questions was satisfactory.

4.	Finally, the board members discussed major projects for the expansion of the Ultra Group.

Observations: The deliberations were approved by all the Board Members present, except for Board Member Renato Ochman, who abstained from voting.

Once there was no further matters to discuss, the meeting was closed and the minutes of this meeting were transcript, read and approved by all the undersigned board members present, as well as the members of the fiscal council.

Paulo Guilherme Aguiar Cunha	Lucio de Castro Andrade Filho
Chairman	Vice President

Ana Maria Levy Villela Igel -Board Member

Paulo Vieira Belotti - Board Member

Nildemar Secches - Board Member

Olavo Egydio Monteiro de Carvalho - Board Member

Renato Ochman – Board Member

Flavio César Maia Luz– Fiscal Council  Member

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 7, 2007
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Third Quarter Results and Minutes of Meeting of the Board of Directors  – November 7, 2007)